SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2006

The directors ("Directors") of SUNDAY Communications Limited ("SUNDAY" or the "Company") herein announce the unaudited consolidated results of the Company and its subsidiaries (the "SUNDAY Group" or the "Group") for the six months ended June 30, 2006. These interim financial statements have not been audited, but have been reviewed by the Company’s Audit Committee, in accordance with the Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), and by the Company’s independent auditors, PricewaterhouseCoopers.

  3G network trial and build out substantially completed

  Introduced the breakthrough mobile TV broadcast technology

  Further enhanced 2G network coverage and service quality

  Consolidated revenue increased 14%

  2G subscriber base increased 11% to 781,000

  Net loss increased upon commencement of 3G launch

CHAIRMAN’S STATEMENT

June 2006 marked the first anniversary of the acquisition of SUNDAY by a subsidiary of PCCW Limited ("PCCW"). We are very satisfied with the smooth integration progress and the operational synergies created between the two groups. While the mobile telecommunications market in Hong Kong remained intensely competitive in the first half of 2006, recent merger and acquisition activities, both in Hong Kong and in the overseas markets, and the trend of integration of telecommunications technologies and products offerings appear to signal a move towards fewer, but larger, operators.

In light of these developments, we continued to leverage on PCCW’s resources and jointly conducted our 2G and 3G businesses. While continuing our existing 2G business under the SUNDAY brand, we supplied our 2G product offerings to PCCW and its subsidiaries (the "PCCW Group") for resale to its substantial commercial customer base which had historically been under-represented among the SUNDAY Group; and for integrating with various other telecommunications products and services of the PCCW Group. We also began supplying 3G airtime to the PCCW Group, with the PCCW Group reselling those 3G products, improved with its content acquired, directly to the customers under the PCCW mobile brand.

3G

Testing and building out of the Group’s 3G network has been substantially completed. In May 2006, we introduced the world’s first real-time, mobile TV broadcast technology, a significant innovation using Cell Multimedia Broadcast technology developed by Huawei Tech. Investment Co., Limited ("Huawei"). The service allows continuous broadcast feeds of TV programming over a 3G network and is able to support large number of concurrent users.

The 3G trial campaign launched by the PCCW Group at the beginning of the year received an exceptional response and some 105,000 customers were selected and activated. Feedback from the campaign was positive, facilitating our 3G network test and allowing us to further understand the 3G market dynamics and customer behavior prior to the commercial launch in the third quarter of this year.

2G

Competition in the Hong Kong mobile telecommunications market further intensified in the first half of 2006. Certain competitors continued to initiate aggressive price promotions and offer heavy handset subsidies. SUNDAY focused on improving its network coverage and service quality while maintaining its competitiveness in the current price-driven market.

As at June 30, 2006, the Company’s 2G subscriber base increased by 11% year-on-year to 781,000, although average revenue per user ("ARPU") per month for post-paid services declined by 9% to HK$155. Average churn rate for the first half of 2006 was maintained at approximately 4%.

SUNDAY continued to upgrade its existing 2G/2.5G network by adding more cell sites to enhance network coverage and service quality. A major emphasis was placed on improving in-building coverage, particularly in the main business and financial districts.

Outlook

The mobile telecommunications market will remain very competitive in the near term while market demand is increasingly shifting towards integrated service offerings.

Appreciation

Finally, we wish to extend our thanks to all our Directors and employees for their hard work and efforts during the period.

MANAGEMENT REVIEW

Consolidated revenue for the six months ended June 30, 2006 increased by 14% year-on-year to HK$642 million. Mobile services revenue increased by 7% year-on-year to HK$526 million largely due to some wholesale revenue from supplying 3G airtime to the PCCW Group. The 2G subscriber base increased by 11% year-on-year to 781,000 as at June 30, 2006 although average ARPU for 2G post-paid services decreased by 9% to HK$155. Average monthly churn rate was maintained at approximately 4%. Sales of mobile phones and accessories increased by 65% year-on-year to HK$116 million, benefiting from cross-selling with the PCCW Group.

Total cost of sales increased by 32% year-on-year primarily due to the Group’s larger 2G and 3G subscriber base, hence higher minutes of usage and data traffic. Cost of handset sales was also higher in line with the increased revenue. Gross profit increased by 7% to HK$414 million while the gross margin softened to 64% from 69% for the same six-month period last year.

Operating expenses (excluding depreciation and amortization) increased 25% year-on-year largely due to an increase in 3G network costs. During the period, the Company added more 3G cell sites to enhance network coverage and more 2G/2.5G cell sites to further improve in-building coverage.

The Group’s 3G depreciation and licence fee amortization began upon the launch of the PCCW Group’s 3G trial in January 2006. As a result, depreciation expenses rose by HK$51 million year-on-year to HK$162 million and amortization expenses increased by HK$51 million to HK$65 million.

The Group’s 2G operating costs (excluding depreciation and amortization) remained stable year-on-year while 3G operating costs increased quite substantially in preparation for the trial service launch in early 2006.
	For the six months ended
	June 30,	June 30,
	2006	2005
	HK$ million	HK$ million
Operating expenses (excluding depreciation and amortization):
2G business	229	228
3G business	160	83
SUNDAY Group total	389	311

Finance costs for the six months ended June 30, 2006 increased to HK$70 million from HK$12 million in the first half of 2005. This was partly attributable to the 3G licence fee accretion expense and financing costs, previously capitalized to fixed assets and intangible assets, charged to the profit and loss account upon the trial launch in January 2006. Increase in finance costs was also a result of the increased funding loan drawn down from the PCCW Group and generally higher interest rate in line with the market.

Loss attributable to shareholders increased to HK$271 million for the six months ended June 30, 2006 from HK$61 million for the same period in 2005 largely due to higher 3G-related network costs, depreciation and amortization expenses.

CAPITAL EXPENDITURE

Capital expenditure for the six months ended June 30, 2006 aggregated to HK$324 million (2005: HK$337 million) which primarily included HK$215 million (2005: HK$289 million) incurred for the 3G network roll-out. Capital expenditure incurred in respect of ongoing enhancements to the 2G/2.5G mobile network and service quality amounted to HK$109 million (2005: HK$48 million).

The upgrade and development of the 2G and 3G networks will continue and the network coverage and service quality will be further improved.

LIQUIDITY AND FINANCIAL RESOURCES

Net cash inflow from operating activities decreased to HK$71 million for the six months ended June 30, 2006 from HK$77 million for the same period in 2005. This was mainly attributable to the lower operating results partially offset by an increase in general working capital from the PCCW Group.

As at June 30, 2006, the Group had cash reserves of HK$19 million (December 31, 2005: HK$34 million). Inter-company long-term loans due by the SUNDAY Group to the PCCW Group were HK$1,404 million (December 31, 2005: HK$1,204 million) while the net debt to equity ratio increased to 5.7 times (December 31, 2005: 2.3 times).

In the second half of 2005, the Group entered into various inter-company facilities with the PCCW Group whereby the Group was provided the required funding for full repayment and cancellation of the facilities previously arranged with Huawei, which were at less favorable terms; and for the upgrade and development of its 2G and 3G networks. These inter-company facilities totaled HK$1,904 million with maturities ranging from 3 to 5 years. As at June 30, 2006, HK$500 million of these facilities remained undrawn.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars.

International roaming payables and receivables are netted and settled on a monthly basis under Special Drawing Rights ("SDR") arrangements. As at June 30, 2006, the net SDR-denominated payables were insignificant. The SUNDAY Group has not experienced significant foreign exchange movements and does not anticipate substantial foreign exchange losses as long as the Hong Kong SAR Government’s policy to peg the Hong Kong dollar to the US dollar remains in effect. The SUNDAY Group will continue monitoring its foreign exchange exposure and market conditions to determine if any hedging is required.

EMPLOYEES AND SHARE OPTION SCHEME

The SUNDAY Group employed 499 employees as at June 30, 2006 (2005: 864). Certain employees have been transferred to the PCCW Group as part of an outsourcing arrangement. The SUNDAY Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and the SUNDAY Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the six months ended June 30, 2006 and no outstanding share options were held by employees as at June 30, 2006.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the six months ended June 30, 2006 (2005: Nil).

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended June 30, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the accounting policies adopted by the SUNDAY Group and the unaudited interim financial statements of the SUNDAY Group for the six months ended June 30, 2006. Such interim financial statements have not been audited but have been reviewed by the Company’s auditors.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

SUNDAY has made continued efforts to incorporate the key elements of sound corporate governance in its management structures and internal control procedures. The Company is committed to high standards of ethics and integrity in all aspects of its business, and to ensuring its affairs are conducted in accordance with applicable laws and regulations.

The Company has applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended June 30, 2006, save for minor exceptions noted below.

Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between chairman and chief executive officer should be clearly established and set out in writing.

The positions of the Chairman and the Chief Executive Officer during the period were held separately by Alexander Anthony Arena and William Bruce Hicks respectively. In general, the Chairman is responsible for overseeing the functions of the board of directors (the "Board") while the Chief Executive Officer is responsible for managing the Group’s business. The detailed responsibilities of these positions were confirmed by the Board in March 2006.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for specific terms, subject to re-election. The non-executive directors of the Company are not appointed for specific term of office, however, all directors of the Company (including non-executive directors) are subject to retirement by rotation at least once every three years and re-election at annual general meetings in accordance with the Company’s Articles of Association.

Under code provision D.1.2 of the CG Code, an issuer should formalize and distinguish the functions designated as having the responsibility of the board and those delegated to management and review such arrangements on a periodic basis to ensure they remain appropriate to the needs of the issuer. The respective functions of the Board and management of the Company were formalized and approved by the Board in March 2006.

INTERIM REPORT

The Company’s 2006 interim report containing information required by Appendix 16 of the Listing Rules will be published on the websites of The Stock Exchange of Hong Kong Limited and the Company (www.sunday.com) in due course.
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman
Hong Kong, September 14, 2006

Unaudited Consolidated Income Statement
For the six months ended June 30, 2006

	Note(s)	2006	2005
		HK$’000	HK$’000
			(Restated)
			Note 16

Mobile services		526,185	490,956
Sales of mobile phones and accessories		116,012	70,107
Turnover	2	642,197	561,063

Cost of services provided		(118,679)	(92,539)
Cost of inventories sold	3	(109,594)	(80,902)
Gross profit		413,924	387,622

Network costs		(207,732)	(146,079)
Depreciation	3	(161,631)	(110,905)
Amortization expense	3	(65,278)	(14,611)
Salaries and related costs		(70,048)	(74,342)
Rent, rates and utilities		(28,671)	(25,889)
Other operating costs		(82,200)	(64,943)
Loss from operations	2 & 3	(201,636)	(49,147)

Interest income		1,218	311
Finance costs	4	(70,099)	(12,430)
Loss attributable to shareholders for the period		(270,517)	(61,266)
Loss per share (basic and diluted)	7	(9.05 cents)	(2.05 cents)

Consolidated Balance Sheet
As at June 30, 2006

		As at	As at
		June	December
	Note(s)	30, 2006	31, 2005
		HK$’000	HK$’000
		(Unaudited)	(Audited)

Non-current assets
Fixed assets	8	1,546,905	1,385,255
Intangible assets		834,398	847,916
Investment in a joint venture		—	—
Deposits, prepayments and other receivables - non-current portion	10	27,728	25,964
Restricted cash deposits		—	822
		2,409,031	2,259,957

		As at	As at
		June	December
	Note(s)	30, 2006	31, 2005
		HK$’000	HK$’000
		(Unaudited)	(Audited)

Current assets
Restricted cash deposits		838	—
Inventories		35,556	24,397
Trade receivables, net	9	84,576	76,508
Deposits, prepayments and other receivables	10	201,988	288,030
Amounts due from fellow subsidiaries	9 & 15	14,867	2,506
Cash and cash equivalents		17,742	33,409
		355,567	424,850
Current liabilities
Trade payables	11	35,766	48,584
Other payables and accrued charges		260,055	233,198
Subscriptions received in advance		77,044	72,056
Amounts due to fellow subsidiaries	11 & 15	110,486	7,183
Amount due to ultimate holding company	15	—	2,033
Current portion of obligations under finance leases	12	961	937
		484,312	363,991
Net current (liabilities) / assets		(128,745)	60,859
Total assets less current liabilities		2,280,286	2,320,816

Financed by:
Share capital		299,000	299,000
(Deficit) / Reserves		(56,254)	214,263
Shareholders’ equity		242,746	513,263
Long-term liabilities
3G Licence fee liability		609,223	582,334
Loans from fellow subsidiaries	15	1,403,780	1,203,780
Obligations under finance leases - long term portion	12	754	1,241
Asset retirement obligations		22,244	17,839
Subscriptions received in advance		1,539	2,359
		2,037,540	1,807,553
		2,280,286	2,320,816

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

1      Basis of preparation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The unaudited condensed consolidated financial statements have been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA, by the Company’s auditors.

The preparation of the unaudited condensed consolidated financial statements in conformity with HKAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2005, except for the adoption of the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations ("Int") (collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2006:

(i)    Amendment to HKAS 19 Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures

(ii)   Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation

(iii) Amendment to HKAS 39 Financial Instruments: Recognition and Measurement - Cash Flow Hedge Accounting of Forecast Intragroup Transactions and The Fair Value Option

(iv)  Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts - Financial Guarantee Contracts

(v)   HKFRS-Int 4 Determining Whether an Arrangement Contains a Lease

The adoption of these new HKFRSs has no material effect on the Group’s results and financial position for the current or prior periods.

2      Segment information

The Group is principally engaged in two business segments in Hong Kong mainly mobile services and sales of mobile phones and accessories.
	Six months ended June 30, 2006
		Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	526,185	116,012	642,197
Loss from operations	(185,243)	(16,393)	(201,636)
Interest income			1,218
Finance costs (Note 4)			(70,099)
Loss for the period			(270,517)

	Six months ended June 30, 2005
		Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000
	(Restated)	(Restated)	(Restated)

Turnover	490,956	70,107	561,063
Loss from operations	(20,364)	(28,783)	(49,147)
Interest income			311
Finance costs (Note 4)			(12,430)
Loss for the period			(61,266)

3 Expenses by nature

		Six months ended June 30,
		2006	2005
		HK$’000	HK$’000
			(Restated)
			Note 16

Amortization expense		65,278	14,611
Cost of inventories sold		109,594	80,902
Depreciation (Note 8):
Owned fixed assets		161,124	110,651
Leased fixed assets		507	254
Loss on disposals of fixed assets		298	71
Operating lease charges:
Land and buildings, including transmission sites		134,848	109,811
Leased lines		46,487	39,900

4     Finance costs

	Six months ended June 30,
	2006	2005
	HK$’000	HK$’000
		(Restated)
		Note 16

Interest on long-term vendor loans	—	15,296
Interest on loans from fellow subsidiaries	44,423	—
Interest element of finance lease payments	52	35
Other incidental borrowing costs	1,017	3,066
Accretion expenses:
3G Licence fee liability	26,889	24,937
Asset retirement obligations	491	400
Total financing cost incurred	72,872	43,734
Financing costs capitalized to fixed assets and intangible assets	(2,773)	(31,304)
	70,099	12,430

Accretion expenses represented changes in 3G Licence fee liability and asset retirement obligations due to the passage of time calculated by applying the effective interest method of allocation to the amount of the liabilities at the beginning of the period.

Interest expenses capitalized in fixed assets were incurred for the loans drawn down on the equipment supply facility provided by a 3G network vendor and fellow subsidiaries.

5     Taxation

No provision for Hong Kong and overseas profits tax has been made during the six months ended June 30, 2006 (2005: Nil) as the Group has no assessable profits for the period.

6     Interim dividend

The Directors do not recommend the payment of an interim dividend for the six months ended June 30, 2006 (2005: Nil).

7     Loss per share

The calculation of basic loss per share is based on the Group’s loss attributable to equity holders for the period of HK$270,517,000 (2005 (Restated): HK$61,266,000) and the 2,990,000,000 shares (2005: 2,990,000,000 shares) in issue during the period.

There is no dilutive effect upon exercise of the share options on the loss per share for the six months ended June 30, 2005 and 2006 since:

(i)    the exercise prices for the share options were above the average fair value of the shares;

(ii)   as at June 30, 2006, the Group had no outstanding share options as all outstanding share options granted by the Company under its share option scheme adopted on March 1, 2000 had either been cancelled or had lapsed under the terms of such share option scheme by August 9, 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, became unconditional; and

(iii)   no share options had been granted under the share option scheme adopted by the Company on May 22, 2002.

8     Fixed assets

	Note(s)	HK$’000

Opening net book value as at January 1, 2005, restated	16	1,064,947
Additions, restated	16	336,529
Disposals		(71)
Depreciation		(110,905)
Closing net book value as at June 30, 2005, restated		1,290,500

Opening net book value as at July 1, 2005, restated	16	1,290,500
Additions		209,885
Disposals		(96)
Depreciation		(115,034)
Closing net book value as at December 31, 2005, restated		1,385,255

Opening net book value as at January 1, 2006		1,385,255
Additions		324,146
Disposals		(865)
Depreciation		(161,631)
Closing net book value as at June 30, 2006		1,546,905

During the six months ended June 30, 2006, expenditures aggregating HK$12,138,000 (2005: HK$21,015,000) were capitalized as fixed assets.

As at June 30, 2006, the net book value of fixed assets held by the Group under finance leases amounted to HK$1,776,000 (December 31, 2005: HK$2,283,000).

9     Trade receivables and amounts due from fellow subsidiaries

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

Trade receivables	92,927	83,530
Less: Provision for impairment of receivables	(8,351)	(7,022)
Trade receivables, net	84,576	76,508
Amounts due from fellow subsidiaries	14,867	2,506
	99,443	79,014

The fair values of trade receivables and amounts due from fellow subsidiaries were as follows:

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

Trade receivables, net	84,576	76,508
Amounts due from fellow subsidiaries - trading	5,451	1,075
	90,027	77,583
Amounts due from fellow subsidiaries - non-trading	9,416	1,431
	99,443	79,014

The Group allows an average credit period of 30 days on its trade receivables. As at June 30, 2006, the aging analysis of the trade receivables (net of provision for impairment) and amounts due from fellow subsidiaries arising from trade transactions were as follows:

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

0-30 days	67,154	58,002
31-60 days	14,308	13,434
61-90 days	5,579	5,790
Over 90 days	2,986	357
	90,027	77,583

There is no concentration of credit risk with respect to trade receivables as the Group has a large customer base.

10    Deposits, prepayments and other receivables

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

Rental deposits	47,185	48,912
Prepaid operating rental expenses	4,260	3,282
Other receivables	178,271	261,800
	229,716	313,994
Less: non-current portion
Rental deposits	(24,595)	(23,610)
Prepaid operating rental expenses	(3,133)	(2,354)
	201,988	288,030

11    Trade payables and amounts due to fellow subsidiaries

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

Trade payables	35,766	48,584
Amounts due to fellow subsidiaries - trading	60,512	6,426
	96,278	55,010
Amounts due to fellow subsidiaries - non-trading	49,974	757
	146,252	55,767

As at June 30, 2006, the aging analysis of the trade payables, including amounts due to fellow subsidiaries arising from trade transactions were as follows:

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

0-30 days	49,462	42,826
31-60 days	20,186	10,686
61-90 days	4,874	842
Over 90 days	21,756	656
	96,278	55,010

12 Obligations under finance leases

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000
Obligations under finance leases - minimum lease payments:
Not later than 1 year	1,028	1,028
Later than 1 year and not later than 5 years	770	1,284
	1,798	2,312
Future finance charges on finance leases	(83)	(134)
Present value of finance lease liabilities	1,715	2,178
Obligations under finance leases - present value:
Not later than 1 year	961	937
Later than 1 year and not later than 5 years	754	1,241
	1,715	2,178

The effective interest rate at the balance sheet date was 5.19% (December 31, 2005: 5.19%).

13 Capital commitments

	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

In respect of purchases of fixed assets:
Contracted but not provided for	488,408	631,647
Authorized but not contracted for	411,506	403,970
	899,914	1,035,617

14    Commitment under operating leases

As at June 30, 2006 and December 31, 2005, the Group had future aggregate minimum lease payment under non-cancelable operating leases as follows:
	June	December
	30, 2006	31, 2005
	HK$’000	HK$’000

In respect of land and buildings, including transmission sites:
Not later than 1 year	159,579	175,657
Later than 1 year and not later than 5 years	126,831	150,292
Later than 5 years	33,022	34,310
	319,432	360,259
In respect of leased lines:
Not later than 1 year	7,390	80,800
Later than 1 year and not later than 5 years	—	914
	7,390	81,714
	326,822	441,973

15    Related party transactions

The following sets out related party balances together with a summary of significant related party transactions which were carried out in the ordinary course of the Group’s business:
		Six months ended June 30,
	Note(s)	2006	2005
		HK$’000	HK$’000

a. Purchase of services from fellow subsidiaries:	(i)
Interconnection charges		22,977	899
Leased lines rental charges		48,205	1,987
Purchase of mobile phones		8,775	—
		79,957	2,886
b. Provision of services from fellow subsidiaries:	(i)
Dealer commission charges		18,443	—
Subcontracting costs and others		48,779	—
		67,222	—
c. Sales of goods to fellow subsidiaries:	(i)
Provision of wholesale air-time and related support services		34,633	—
Sales of mobile phones		22,353	—
Sales of trade-in mobile phones		1,598	—
		58,584	—
d. Finance costs incurred on facilities from fellow subsidiaries	(ii)	44,423	—

(i)    Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business except for those services in which the rates are regulated by the Office of the Telecommunications Authority.

(ii)    Finance costs include interest expenses incurred on loans from fellow subsidiaries.

e.  Period end balances arising from loans, purchases of services and sales of goods were as follows:

		June	December
	Note(s)	30, 2006	31, 2005
		HK$’000	HK$’000

Amounts due from fellow subsidiaries	(i)	14,867	2,506
Amounts due to fellow subsidiaries	(i)	(110,486)	(7,183)
Amount due to ultimate holding company	(i)	—	(2,033)
Loans from fellow subsidiaries	(ii)	(1,403,780)	(1,203,780)

(i)    Balances with fellow subsidiaries and the ultimate holding company are unsecured, non-interest bearing and have no fixed repayment terms.

(ii)   The loans from fellow subsidiaries are unsecured, bear interest at a floating rate with reference to the Hong Kong Interbank Offered Rate ("HIBOR") plus a margin of 2.25% and repayment terms of 3 to 5 years. During the period, HK$200 million in loans were drawn down and no repayment was made by the Company.

f.  Key management compensation:
	Six months ended June 30,
	2006	2005
	HK$’000	HK$’000

Salaries and other short-term employee benefits	9,985	12,169
Termination benefits	—	26
Other long-term benefits	327	245
	10,312	12,440

16    Comparative Figures

Certain comparative figures were being restated as the result of changes in the following accounting policies in 2005 and to conform with the financial presentation format of the ultimate holding company.

These accounting policies are:

(i)   Recognition of intangible asset (HKAS 38) - 3G licence and subscriber acquisition costs.

(ii)  Recognition of rental deposit and prepaid operating rental expenses (HKAS 39).

The Directors as at the date of this announcement are as follows:

Executive Directors:

Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:

John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words "believe", "intend", "is confident", "has confidence", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on SUNDAY’s current beliefs, assumptions, expectations, estimates and projections and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in SUNDAY’s reports furnished to or filed with the United States Securities and Exchange Commission ("SEC"), including, but not limited to the "Forward-Looking Statements" section and certain other sections of SUNDAY’s 2005 Annual Report on Form 20-F filed with the SEC on May 11, 2006.